[Letterhead of BB&T Corporation]

October 29, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Mark Webb, Esq.

Re:	BB&T Corporation
Registration Statement on Form S-4 (filed on September 30, 2008)
(File No. 333-153747)
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

Ladies and Gentlemen:

       This letter is submitted in response to comments contained in the letter dated October 23, 2008 from Mark Webb of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Frances B. Jones, Executive Vice President, General Counsel, Corporate Secretary and Chief Corporate Governance Officer of BB&T Corporation (the “Company”) regarding the Company’s (i) Registration Statement on Form S-4 filed on September 30, 2008 (the “Initial Registration Statement”); (ii) Annual Report on Form 10-K for the year ended December 31, 2007; (iii) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008; and (iv) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s October 23, 2008 letter. Page numbers referred to below reference the applicable pages of Amendment No. 1 to the Initial Registration Statement (as amended, the “Registration Statement”), which was filed with this correspondence. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

REGISTRATION STATEMENT ON FORM S-4

General

Comment 1. Please revise your future Exchange Act filings to address the comments on the registration statement on Form S-4 as applicable.

Response 1: We acknowledge the Staff’s comments and have addressed them in the Registration Statement. We will revise future Exchange Act filings to address applicable comments on the Registration Statement.

Cover Page of Prospectus

Comment 2. You state on the cover page of the prospectus that you have not fixed a period of time during which the common stock offered may be offered or sold. Please confirm, with a view towards revised disclosure, that the company is registering an amount of shares which is reasonably expected to be offered and sold within two years from the effective date of the registration statement. Refer to Securities Act Rule 415(a)(2).

Response 2: The Company confirms that it is registering an amount of shares that are reasonably expected to be offered and sold within two years from the effective date of the Registration Statement. We have revised the prospectus to so state by inserting the following sentence on the cover page: “We expect to offer and sell these shares within two years from the date of this prospectus.” We also have inserted the same sentence on page 2 of the prospectus as the third sentence of the first paragraph appearing under the caption “About this Prospectus.”

Risk Factors

General

Comment 3. Several of your risk factors make the statement that “there can be no assurance” that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response 3: We acknowledge the Staff’s comment and have revised the risk factors to eliminate statements such as “there can be no assurance” and comparable language. This resulted in revisions to the risk factors entitled “The capital and credit markets . . .” and “The soundness of other financial institutions . . .” For the convenience of your review, these two revised risk factors are set forth below:

The capital and credit markets have experienced unprecedented levels of volatility.

     During 2008 the capital and credit markets experienced extended volatility and disruption. In the third quarter of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. If these levels of market disruption and volatility continue, worsen or abate and then arise at a later date, our ability to access capital could be materially impaired. Our inability to access the capital markets could constrain our ability to make new loans, to meet our existing lending commitments and, ultimately, jeopardize our overall liquidity and capitalization.

     In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the U.S. government has taken unprecedented actions. These actions include the government assisted acquisition of Bear Stearns by JPMorgan Chase, the federal conservatorship of Fannie Mae and Freddie Mac, and the US Treasury’s plan to inject capital and to purchase mortgage loans and mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets or particular financial institutions. You should not assume that these governmental actions will necessarily benefit the financial markets in general, or BB&T in particular. BB&T could also be adversely impacted if one or more of our direct competitors are beneficiaries of selective governmental interventions (such as FDIC assisted transactions) and we do not receive comparable assistance. Further, you should not assume that the government will continue to intervene in the financial markets at all. You should be aware that governmental intervention (or the lack thereof) could materially and adversely affect our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

     Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we and certain of our subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. These types of losses could materially and adversely affect our results of operations or earnings.

Changes in national and local economic conditions…. page 3

Comment 4. We note the last sentence in this risk factor regarding the potential increase in charge-offs and provisions for credit losses. We also note that your charge-offs and provision for credit losses have increased in each of the last four fiscal quarters. Please revise to address your recent history of charge-offs and provisions for credit losses.

Response 4: We acknowledge the Staff’s comment and have revised the referenced risk factor as set forth below:

Changes in national and local economic conditions could lead to higher loan charge-offs and reduce our net income and growth.

     Our business is subject to periodic fluctuations based on national and local economic conditions. These fluctuations are not predictable, cannot be controlled, and may have a material adverse impact on our operations and financial condition even if other favorable events occur. Our banking operations are locally oriented and community-based. Accordingly, we expect to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets we serve. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve. Weakness in our market area could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products or services;
•	borrowers may not be able to repay their loans;
•	the value of the collateral securing loans to borrowers may decline; and
•	the quality of our loan portfolio may decline.

     Any of the latter three scenarios could require us to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce our net income. For example, beginning in the third quarter of 2007 and continuing through the date of this prospectus, we experienced increasing credit deterioration due to ongoing challenges in the residential real estate markets. This period of credit deterioration combined with flat to declining real estate values resulted in increasing loan charge-offs and higher provisions for credit losses, which negatively impacted our net income.

Weakness in the markets for residential or commercial…. page 3

Comment 5. Please discuss the weakness in the markets for residential and commercial real estate in the areas in which you operate and the effects such weakness has had on your business.

Response 5: We acknowledge the Staff’s comment and have revised the referenced risk factor as set forth below:

Weakness in the markets for residential or commercial real estate, including the secondary residential mortgage loan markets, could reduce our net income and profitability.

     Since 2007, softening residential housing markets, increasing delinquency and default rates, and increasingly volatile and constrained secondary credit markets have been affecting the mortgage industry generally. Our financial results have been adversely affected by changes in real estate values, primarily in Georgia, Florida and metro Washington, D.C. Decreases in real estate values have adversely affected the value of property used as collateral for loans and investments in our portfolio. The poor economic conditions experienced in 2007 and 2008 resulted in decreased demand for real estate loans, and our net income and profits have suffered as a result.

     The declines in home prices in many markets across the U.S., including a number of markets in our banking footprint (primarily Georgia, Florida and metro Washington, D.C.), along with the reduced availability of mortgage credit, has also resulted in increases in delinquencies and losses in our portfolio of loans related to residential real estate, including our acquisition, development and construction loan portfolio. Further declines in home prices within our banking footprint (including markets that to date have not experienced significant declines) coupled with a deepening economic recession and associated rises in unemployment levels could drive losses beyond the levels provided for in our allowance for loan losses. In that event, our earnings would be adversely affected.

     Additionally, recent weakness in the secondary market for residential lending has adversely impacted our profitability. Significant ongoing disruption in the secondary market for residential mortgage loans has limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae, Freddie Mac and Ginnie Mae loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, has resulted in price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes within our banking footprint, and financial stress on borrowers as a result of job losses, or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect our financial condition and results of operations.

Market developments may adversely affect our industry.... page 4

Comment 6. Please revise to address how the market developments you reference in this risk factor have impacted your business.

Response 6: We acknowledge the Staff’s comment and have revised the referenced risk factor as set forth below:

Market developments may adversely affect our industry, business and results of operations.

     Significant declines in the housing market in recent months, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by many financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. To date, BB&T has not experienced material asset write downs and we have produced quarterly earnings during 2007 and 2008, however, during this time we have experienced significant challenges and our credit quality has deteriorated and our net income and results of operations have been adversely impacted. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. Although to date we have performed relatively well during the current financial crisis as compared with our peers and several of the largest financial institutions, we are part of the financial system and a systemic lack of available credit, a lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

Exhibit 5

Comment 7. Please delete assumptions (ii) and (iii); they are inappropriate.

Comment 8. Please delete the reference to the resolutions dated August 26, 2008.

Responses 7- 8: We acknowledge the Staff’s comment and have revised Exhibit 5 to delete the referenced text. In addition, we have revised Exhibit 5 so that it properly covers the 4,619,940 shares being registered pursuant to the Registration Statement.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Item 11. Executive Compensation

Comment 9. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. We note disparities in Mr. Allison’s compensation as compared to that of other named executive officers. In future filings, please discuss how and why Mr. Allison’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

Response 9: We acknowledge the Staff’s comment and will revise future filings as requested.

Compensation Consultant

Comment 10. You disclose that recommendations of the company’s chief executive officer were considered in determining compensation for each of the other named executive officers. In future filings, please include an expanded discussion of the role of any of the executive officers, including the chief executive officer, in determining executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response 10: We acknowledge the Staff’s comment and will revise future filings as requested.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Loans to Executive Officers and Directors. page 50 of Definitive Proxy Statement on Schedule 14A

Comment 11. In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Response 11: We acknowledge the Staff’s comment and will revise future filings as requested.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
FORMS 10-Q FOR THE QUARTERLY PERIODS ENDED
MARCH 31, 2008 AND JUNE 30, 2008

Exhibits 31.1 and 31.2
Section 302 Certifications

Comment 12. We note that paragraph 4 of your certifications included as Exhibits 31.1 and 31.2 to your Forms 10-K and 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have added the word “we” in the first sentence in paragraph 4. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response 12: We acknowledge the Staff’s comment and will revise future filings as requested.

* * * * *

     The Company appreciates the comments of Staff in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. The Company further acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not
•	foreclose the Commission from taking any action with respect to its filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the
•	Commission or any person under the federal securities laws of the United States.

    We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact Burt Arrington at 704-954-3106. Thank you for your time and attention.

Sincerely,

/s/ Frances B. Jones
Frances B. Jones
Executive Vice President, General Counsel,
Corporate Secretary and Chief Corporate
Governance Officer

cc:	Robert J. Johnson, Esq.
D. Burt Arrington, Esq.
Christopher J. Gyves, Esq.